Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – March 1, 2012

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada held on March 1, 2012. Full details of these matters are set out in the Notice of Meeting and Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations

1.	Election of Directors

On a vote by ballot, each of the following 16 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For		Votes Withheld
W. Geoffrey Beattie	595,019,912	94.50%	34,602,601	5.50%
Paule Gauthier	574,526,922	91.25%	55,086,422	8.75%
Richard L. George	611,127,053	97.06%	18,496,480	2.94%
Timothy J. Hearn	595,320,367	94.55%	34,303,216	5.45%
Alice D. Laberge	575,533,739	91.41%	54,088,456	8.59%
Jacques Lamarre	596,109,934	94.68%	33,512,261	5.32%
Brandt C. Louie	594,795,853	94.47%	34,826,342	5.53%
Michael H. McCain	577,974,062	91.80%	51,648,086	8.20%
Heather Munroe-Blum	595,159,308	94.53%	34,464,724	5.47%
Gordon M. Nixon	595,724,222	94.62%	33,899,410	5.38%
David P. O’Brien	568,984,055	90.37%	60,639,577	9.63%
J. Pedro Reinhard	572,981,074	91.00%	56,642,403	9.00%
Edward Sonshine	535,306,267	85.02%	94,317,414	14.98%
Kathleen P. Taylor	573,287,533	91.05%	56,336,148	8.95%
Bridget A. van Kralingen	575,034,105	91.33%	54,589,576	8.67%
Victor L. Young	574,138,316	91.19%	55,485,365	8.81%

2.	Appointment of Auditor

On a vote by ballot, Deloitte & Touche LLP was reappointed as the auditor of the Bank.

Votes For		Votes Withheld
641,523,338	97.01%	19,758,712	2.99%

3.	Advisory resolution to accept the approach to executive compensation disclosed in the Management Proxy Circular.

On a vote by ballot, an advisory resolution was passed to approve the Bank’s approach to executive compensation.

Votes For		Votes Against
534,688,282	84.93%	94,845,557	15.07%

The outcome of a vote conducted by ballot on each of the following shareholder proposals is set out below.

4.	Shareholder Proposal No. 1 – Stock options and actual performance of executive officers

Votes For		Votes Against		Abstentions
34,905,994	5.55%	590,250,857	93.79%	4,173,636	0.66%

5.	Shareholder Proposal No. 2 – Performance-based compensation

Votes For		Votes Against		Abstentions
21,193,728	3.37%	603,029,611	95.82%	5,124,720	0.81%

6.	Shareholder Proposal No. 3 – Independence of compensation advisors

Votes For		Votes Against		Abstentions
18,928,811	3.01%	606,313,727	96.34%	4,083,236	0.65%

7.	Shareholder Proposal No. 4 – Independence of the members of the compensation committee

Votes For		Votes Against		Abstentions
16,890,018	2.68%	608,163,638	96.64%	4,295,967	0.68%

8.	Shareholder Proposal No. 5 – Proposed Amendment to By-Laws – Reimbursement of Reasonable Expenses – Nomination of Proposed Director

Votes For		Votes Against		Abstentions
16,814,574	2.67%	608,741,598	96.69%	4,017,769	0.64%

9.	Shareholder Proposal No. 6 – Amendment to By-Laws – Reimbursement of Reasonable Expenses – Shareholder Proposals

Votes For		Votes Against		Abstentions
17,405,571	2.76%	608,411,512	96.64%	3,766,522	0.60%

10.	Shareholder Proposal No. 7 – Shareholder Approval of Equity Compensation Plans

Votes For		Votes Against		Abstentions
38,527,706	6.12%	586,769,143	93.20%	4,287,925	0.68%

11.	Shareholder Proposal No. 8 – Amend Bank Definition of Director Independence

Votes For		Votes Against		Abstentions
18,439,957	2.93%	606,343,416	96.31%	4,801,059	0.76%

12.	Shareholder Proposal No. 9 – Full Disclosure of Director and Officer Self Dealing

Votes For		Votes Against		Abstentions
21,306,122	3.38%	603,939,977	95.93%	4,333,784	0.69%

13.	Shareholder Proposal No. 10 – Auditor to be Appointed Annually for a Maximum Five (5) Year Term and Ineligible for Reappointment for a Period of Five Years from the Date of Completion of the Previous Term

Votes For		Votes Against		Abstentions
19,363,129	3.08%	606,549,421	96.34%	3,672,091	0.58%